Chordiant Acquires Web-based Knowledge Management Company, White Spider

CUPERTINO, Calif., July 20 /PRNewswire/ -- Chordiant Software, Inc. (Nasdaq: CHRD) today announced it has acquired New Hampshire-based White Spider Software, Inc., a specialist in Internet knowledge management and next generation XML-based software applications.

Chordiant acquired privately-held White Spider in a stock-for-stock purchase, where 476,515 shares of common stock were exchanged for all outstanding White Spider shares and assumed stock options. The transaction is expected to be neutral on planned expenses and positive on revenues. The two companies' operations will be fully integrated, with White Spider's development team remaining in New Hampshire where Chordiant plans to expand engineering resources.

White Spider's Integrated Knowledge Network (INN) syndicates knowledge from a company's internal sources, business partners, third-party databases and customers, allowing them to vastly improve the speed, breadth and accuracy of information and knowledge available to customers. The company's technology and expertise will extend Chordiant's multi-channel offering to include intelligent, automated email response capabilities. Chordiant expects to integrate White Spider's technology with its leading eCRM solution by the fourth quarter of 2000.

Consistent with Chordiant's business-to-individual (B2I) focus, the INN treats each customer differently, learning over time how to best serve each individual according to preferences, interaction history and customer type. Regardless of how the consumer has chosen to interact with the company, whether via email or the Web, or through call centers, each consumer will receive a personalized response incorporating their individual needs and the learned knowledge of other customers.

Chordiant CEO Sam Spadafora said, "The commercial potential of broad electronic communities has always been there, but the real value is in uniting companies and services in complementary communities around individuals and their preferences. We are very excited by the tremendous opportunities presented by the synergy between our advanced customer-focused eCRM technology and the personalized information provision capabilities of the White Spider solution."

White Spider president and CEO Jim St. Jean, former chief architect for Vantive Corporation, added, "Customers demand and deserve access to better information that's relevant and meaningful to them, based on who they are, what they do, and their relationships with supplier companies. We believe that we have a great opportunity through Chordiant's complementary eCRM product to deliver that kind of solution."

Additional features of White Spider's INN technology are: -- The INN enables real-time, dynamic frequently asked questions (FAQs) that change over time according to the behavior of customer groups. -- A Java-based "Vortex" knowledge engine, the INN "learns" over time what knowledge is most valuable and automatically favors this knowledge in the future.

-- Consumers can create a personal knowledge portal on an organization's Web site giving them a customized view of the organizational knowledge base and allowing them to improve each request or search transaction. Consumers can also save important communications, bulletins, chats, emails, related Web pages and product specifications in private knowledge "domains." -- The INN technology is completely Web-based and supports interfaces via email, Web browser, XML and WAP-enabled devices. The technology uses LDAP (Lightweight Directory Access Protocol) to manage domain information and end user profile data.

About Chordiant Software, Inc. - One Click, One Call, One Customer(TM) Chordiant delivers integrated, multi-channel eBusiness software, which enables consumer companies to implement best business practices over the Web, via email and mobile devices, through call centers, or in branches. It includes built-in support for voice, data and Internet integration, as well as a comprehensive workflow engine. Chordiant empowers high-value contacts designed to consistently retain customers, grow revenue and drive profits during every contact.

The Chordiant system has been selected by several of the world's leading consumer companies, including Thomas Cook Global Services, Barclays Mercantile, Direct Line, General Motors, First USA Bank and Bank One International. Headquartered in Cupertino, California, Chordiant maintains regional offices in Chicago, Dallas, New York, and London, Amsterdam and Munich. The company's Web site can be found at www.chordiant.com.

For Chordiant European information, please contact:

Kikit Public Relations

Fiona Campbell-Howes

+44 (0)20 7916 0802

fiona@kikit.com

Chordiant Software

Neil Morgan

+44 (0)20 7382 5000

Marketing director EMEA

neil.morgan@chordiant.com

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. Such factors include, but are not limited to, risks related to customer and market acceptance of our product, deployment delays or errors associated with these products, hardware platform incompatibilities, reliance on a limited number of customers for a majority of revenue, need to maintain and enhance certain business relationships with application integrators and other parties, ability to manage growth, activities by Chordiant Software, Inc. and others regarding protection of proprietary information, release of competitive products and other actions by competitors, and economic downturns in either domestic or international markets. These forward-looking statements are generally identified by words such as "expect," "anticipate," "intend," "believe," "hope," "assume," "estimate," "plan," and other similar words and expressions.

Chordiant and the Chordiant logo are registered trademarks of Chordiant Software, Inc. Chordiant, CCS-Customer Communications Solution, and One Click, One Call, One Customer are trademarks of Chordiant Software, Inc. All other trademarks and servicemarks mentioned are property of their respective holders.

CONTACT: Steve Springsteel of Chordiant Software, Inc., 408-517-6100, steve.springsteel@chordiant.com or Julie Layden of Marenghi & Associates, 781-239-0057, jlayden@marenghi.com SOURCE Chordiant Software, Inc. CONTACT: Steve Springsteel of Chordiant Software, Inc., 408-517-6100, steve.springsteel@chordiant.com or Julie Layden of Marenghi & Associates, 781-239-0057, jlayden@marenghi.com

2000, PR Newswire